
13000236

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

P.E. 12/21/2012


Received SEC
Washington, DC 20549

January 11, 2013

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section: ______
Rule: 14a-8
Public
Availability: 1/11/13

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2012

Dear Mr. Gerber:

This is in response to your letter dated December 21, 2012 concerning the shareholder proposal submitted to Norfolk Southern by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***


Received SEC
JAN 11 2013
Washington, DC 20549

January 11, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Norfolk Southern Corporation
Incoming letter dated December 21, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of the company's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Norfolk Southern may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Norfolk Southern to amend Norfolk Southern's articles of incorporation to permit shareholders holding at least 20% of Norfolk Southern's outstanding common stock to call special meetings. You indicate that the proposal and the proposal sponsored by Norfolk Southern directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Norfolk Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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December 21, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Norfolk Southern Corporation – 2013 Annual Meeting
Omission of Shareholder Proposal of John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Norfolk Southern Corporation, a Virginia corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement (the "Proposal") from John Chevedden (the "Proponent") for inclusion in the proxy materials to be distributed by the Company in connection with its 2013 annual meeting of stockholders (the "2013 Proxy Materials"). A copy of the Proposal is attached hereto as Exhibit A. For the reasons stated below, the Company intends to omit the Proposal from the 2013 Proxy Materials.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and its attachment are being emailed to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its attachments are being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2013 Proxy Materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that they elect to submit to the Securities and Exchange Commission (the "Commission") or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company.

I. INTRODUCTION

The text of the resolution contained in the Proposal is copied below:

> *Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.*
>
> *This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.*

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting").[1]

---

[1] Although the Proposal and cover letter purport to indicate that the Proposal was submitted October 21, 2012 and revised November 21, 2012, the Company has no record of receiving correspondence from the Proponent on October 21, 2012. After receiving the Proposal on November 21, 2012 and confirming that the Proponent was not a shareholder of record, in accordance with Rule 14a-8(f)(1), the Company sent a letter to the Proponent requesting a written statement from the record owner of the Proponent's shares verifying that the Proponent had beneficially owned the requisite number of shares of the Company's stock continuously for at least one year as of the date of submission of the Proposal. On December 12, 2012, the Proponent sent the Company a letter from National Financial Services LLC, dated December 11, 2012, verifying the Proponent's stock ownership as of such date.

II. ANALYSIS

The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(9) Because the Proposal Directly Conflicts With a Proposal to be Submitted by the Company at its 2013 Annual Meeting.

Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018, n. 27 (May 21, 1998). Rather, where a shareholder-sponsored proposal and a company sponsored proposal both address the same issue, *e.g.*, the right to call special meetings, but include different recommendations or provide different terms, *e.g.*, an ownership threshold of 10% versus an ownership threshold of 20%, the two proposals would present alternative and conflicting decisions for shareholders and submitting both proposals to a shareholder vote could lead to inconsistent and ambiguous results.

The Company's Board of Directors has approved an amendment to the Company's Restated Articles of Incorporation to permit shareholders holding at least 20% of the Company's outstanding common stock to call special meetings and directed that the amendment be submitted for approval by the Company's shareholders at the 2013 Annual Meeting (the "Company Proposal"). The Proposal addresses the same issue as the Company Proposal, but instead recommends that the right apply to shareholders holding 10% of the Company's outstanding common stock as opposed to 20%. As a result, the Proposal directly conflicts with the Company Proposal and submitting both the Proposal and the Company Proposal to shareholders would likely result in inconsistent and ambiguous results.

The Staff has consistently and recently granted no-action relief under Rule 14a-8(i)(9) where a shareholder-sponsored special meeting proposal contained an ownership threshold that differed from a company-sponsored special meeting proposal. *See*, e.g., *Harris Corporation* (July 20, 2012) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 25% of the company's voting power to call a special meeting); *Equinix, Inc.* (Mar. 27, 2012) (same); *Biogen Idec Inc.* (Mar. 13, 2012) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders having a net long position of 25% of the company's shares to call a special meeting); *McDonald's Corp.* (Feb. 1, 2012) (same); *The Dun & Bradstreet Corp.* (Jan. 31, 2012) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 40% of the company's shares to call a special meeting); *The Wendy's Co.* (Jan. 31, 2012) (permitting exclusion of a shareholder proposal for a 10% special meeting right because it would conflict with a management proposal to allow shareholders owning 20% of the company's voting power to call a special meeting). The facts in the present case are substantially identical to the facts in the foregoing no-action letters. Specifically, the Proposal seeks a bylaw amendment to permit shareholders holding at least 10% of the outstanding capital stock of the Company to call special meetings whereas the Company Proposal seeks a charter amendment to permit shareholders holding at least 20% of the Company's outstanding common stock to call special meetings.

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2013 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved.

III. CONCLUSION

For the reasons stated above, the Company believes that the Proposal may be omitted from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(9). Accordingly, the Company respectfully requests the concurrence of the Staff that it will not recommend enforcement action against the Company if the Company omits the Proposal in its entirety from the 2013 Proxy Materials.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (202) 371-7233.

Very truly yours,



Marc S. Gerber

Attachment

cc: John Chevedden

EXHIBIT A

Proposal and Supporting Statement

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles W. Moorman
Chairman of the Board
Norfolk Southern Corporation (NSC)
Three Commercial Pl
Norfolk VA 23510
Phone: 757 629-2680
PH: 757 629-2837
FX: 757-664-5069

REVISED NOV. 21, 2012

Dear Mr. Moorman,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

October 21, 2012
Date

cc: Howard D. McFadden
Corporate Secretary

[NSC: Rule 14a-8 Proposal, October 21, 2012, Revised November 21, 2012]

4* – Special Shareowner Meeting Right

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law). This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 60% support at CVS, Sprint and Safeway. William Steiner and James McRitchie have submitted proposal on this topic to major companies.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, downgraded our company to "C" with "Concern" for our directors' qualifications and "Concern" for Executive Pay – $13 million for our CEO Charles Moorman.

Our highest paid executives continued to receive annual pay of restricted stock units and stock options, both of which simply vested over time. Equity pay should have performance requirements in order to allign with shareholder interests. Market-priced stock options can provide rewards due to a rising market alone, regardless of an executive's performance. Mr. Moorman was potentially entitled to $51 million for a change in control.

Alston Correll, our lead director no less, was negatively flagged by GMI for his involvement with the bankruptcy of Mirant Corporation. Erskine Bowles, a relatively new director, was negatively flagged by GMI for his involvement with the bankruptcy of General Motors. Messrs. Correll and Bowles also had 3 seats on our most important board committees. Four directors were beyond age 70 and yet had 6 seats on our most important board committees.

Paul Reason and Robert Bradway, a relatively new director, served together on the Amgen board and on our audit committee. Such intra-board relationships can compromise director independence. Karen Horn received our highest negative votes and was on our audit and nomination committees.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Special Shareowner Meeting Right – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***